UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
January 28, 2009
Commission File No.: 001-33690
SEANERGY MARITIME CORP.
1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                 No ☑
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Other Events
     January 28, 2009 — Athens Greece — Seanergy Maritime Corp. (the “Company”) (Nasdaq: SHIP; SHIP.W) announced today that, effective January 27, 2009, the Company has dissolved and liquidated pursuant to the Plan of Dissolution and Liquidation, which the Board of Directors and the requisite number of shareholders of the Company approved on August 26, 2008. In connection the dissolution and liquidation of the Company, it filed its Articles of Dissolution with the Registry in the Republic of Marshall Islands. The Company has commenced conveying to Seanergy Maritime Holdings Corp. (“Seanergy Holdings”), its wholly-owned subsidiary, all of its cash and cash equivalents, and the Company has distributed to its shareholders one share of Seanergy Holdings’ common stock, par value $0.0001 per share, in exchange for each share of common stock of the Company held by such shareholders. In addition, Seanergy Holdings has assumed all of the issued and outstanding public warrants of the Company.
     Shareholders of the common stock of the Company do not have to tender their shares to receive the shares of common stock of Seanergy Holdings. On January 28, 2009, each share of the common stock and warrants of the Company automatically commenced trading under the symbols SHIP and SHIP.W, respectively, under the name, Seanergy Maritime Holdings Corp., on the NASDAQ Global Market as a result of the dissolution and liquidation of the Company described above. Seanergy Holdings is the successor to the Company and will continue to carry on its existing operations but will do so as the publicly traded parent company instead of as a wholly owned subsidiary of the Company.

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Seanergy Maritime Corp.

By:	/s/ Dale Ploughman
Name: Dale Ploughman
Title: Chief Executive Officer
Dated: January 28, 2009